

February 27, 2015

Via E-mail
Saurabh Pradipkumar Dhoot
Executive Director
Videocon d2h Limited
1st Floor, Techweb Centre
New Link Road
Oshiwara Jogeshwari (West)
Mumbai 400 102
Maharashtra, India

> **Re: Videocon d2h Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed February 19, 2015**
> **File No. 001-35176**

Dear Mr. Dhoot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Videocon d2h Financial Information, page 96

1. We note the terms and form of future earn-out payments to stockholders, sponsor, and executive have not been finalized. Please revise your pro forma information to give effect to these equity issuances. As a range of terms are under consideration, you should provide additional pro forma presentations which give effect to the range of possible results, consistent with the guidance in Rule 11-02(b)(8) of Regulation S-X. This information should fully address the anticipated impact upon future results of operations, earnings per share, and ownership percentages.

Critical Accounting Policies, page 173

Recognition of deferred assets, page 175

2. We note your response to our prior comment 11 from our letter dated February 13, 2015 and your new disclosure on page 175. In addition to the positive factors, please also discuss negative factors that you believe will affect your ability to realize suitable taxable income in the next six years. For example, discuss how your debt and interest payments will affect taxable income in the next six years. Disclose why you believe the positive factors will out way the negative factors.

Certain Key Measures of Financial Performance, page 177

3. We note your response to our prior comment 12 from our letter dated February 13, 2015. Similar to the information provided in your response, please add disclosure in your filing to discuss the purpose for the measure labeled "subscription and activation charges," and reconcile this measure to the most compatible IFRS measure(s).

22. Borrowings, page F-26

4. We note your response to our prior comment 20 from our letter dated February 13, 2015. However, as noted in paragraph BC48 of IAS 1 BC, "the Board concluded that an entity should classify a loan as non-current only if it has an unconditional right to defer settlement of the loan for at least twelve months after the reporting period. This criterion focuses on the legal rights of the entity, rather than those of the lender." In this regard, we continue to believe that unless each of your lenders specifically granted to you a waiver in accordance with paragraph 75 of IAS 1 with respect to each loan where the Company has not complied with the terms, conditions and covenants, it would be necessary for you to classify the debt as current. Please revise accordingly. Also, we are unable to locate new disclosure concerning debt covenants requested in our prior comment 57 from our letter dated January 27, 2015.

28. Related Party, page F-33

5. We note your response to our prior comments 21 and 22 from our letter dated February 15, 2015. However, we continue to believe that Videocon Group and its affiliates are related parties under the guidance in IAS 24. Specifically, since Mr. Saurabh Pradipkumar Dhoot is Mr. Pradipkumar Nandlal Dhoot child, we believe that entities controlled or significantly influenced by either Mr. Saurabh Pradipkumar Dhoot or Mr. Pradipkumar Nandlal Dhoot are related parties. We note in paragraph 9 of IAS 24 "[c]lose members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity" which include "(a) that person's children." We believe this supports the view that a parent-child relationship is a related party relationship. We believe this related party relationship extends to the entities under the control of these persons and

consequently, these entities are related parties consistent with the guidance in paragraph 9(b)(i).

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Thomas J. Rice
         Baker & McKenzie LLP